UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OFR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

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Commission File Number: 001-32371

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SINOVAC BIOTECH LTD.

No. 15 Zhi Tong Road

Zhongguancun Science and Technology Park

Changping District

Beijing 102200, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

CONTENTS

Explanatory Note

Termination of the Amalgamation Agreement and Dissolution of the Special Committee

On June 26, 2017, Sinovac Biotech Ltd. (the “Company”) entered into an amalgamation agreement (the “Amalgamation Agreement”) with Sinovac (Cayman) Limited (the “Parent”) and Sinovac Amalgamation Sub Limited (the “Amalgamation Sub”), a wholly owned subsidiary of Parent. Subject to the terms and conditions of the Amalgamation Agreement, Amalgamation Sub would be amalgamated with and into the Parent, with the Company continuing as the surviving corporation and a wholly owned subsidiary of the Parent (the “Amalgamation”). If completed, the Amalgamation would have resulted in Sinovac Biotech Ltd. becoming a privately-held company, and the Company’s common shares would have no longer been listed on NASDAQ.

In connection with the Amalgamation Agreement, the board of directors of the Company (the “Board of Directors”) formed a special committee (the “Special Committee”) to investigate, evaluate, discuss, negotiate, and vote on the Amalgamation.

On June 28, 2018, the Special Committee convened to discuss the termination of the Amalgamation Agreement, and the Special Committee determined that it was in the best interests of the Company and its shareholders to terminate the Amalgamation Agreement. Because the Special Committee had served its purpose and discharged its duties, it requested that it therefore be dissolved.

On July 2, 2018, the Board of Directors heard the recommendation of the Special Committee to terminate the Amalgamation Agreement, reviewed a termination letter from the Company to the Parent and the Amalgamation Sub signed by the Chairman of the Special Committee, and determined that immediate termination would be in the best interests of the Company and its shareholders. The termination letter was then delivered to the Parent and the Amalgamation Sub. The Board of Directors acknowledged the service of the Special Committee members, and it dissolved the Special Committee.

Purchase Agreement and Private Placement

On July 2, 2018, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Vivo Capital, LLC (the “Lead Investor”) and Prime Success, L.P. (the “Co-Investor”, and together with the Lead Investor, each an “Investor”, and collectively, the “Investors”), pursuant to which the Company, in a private placement, issued and sold to the Investors an aggregate of 11,800,000 common shares of the Company, par value $0.001 per share (the “Shares”), at a price of  $7.35 per Share. The private placement is expected to yield net proceeds of approximately $86.7 million (the “Private Placement”). In consideration for Shares issued to the Lead Investor, the Lead Investor issued a promissory note to the Company for approximately $43.365 million (the “Lead Investor Promissory Note”), due and payable within forty (40) business days and bearing interest at the per annum rate equal to the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States. In consideration for Shares issued to the Co-Investor, the Co-Investor issued a promissory note to the Company for approximately $43.365 million (the “Co-Investor Promissory Note” and, together with the Lead Investor Promissory Note, the “Promissory Notes”), due and payable within ten (10) business days. In connection with the Co-Investor Promissory Note, Advantech Master Investment Limited, as guarantor of the Co-Investor, provided an equity commitment letter and limited guarantee for the benefit of the Co-Investor and the Company, respectively (the “Equity Commitment Letter”).

The Company expects the net proceeds of the Private Placement will be used to build production facilities to support the development and commercialization of sIPV-based combination vaccine projects as well as quality research facilities. The Company hopes to capitalize on the growing demand for vaccines in China that is being driven by loosening family planning policies, an aging population and increasing awareness of vaccines, and an increasing global market demand for combination vaccines that aim to reduce risks associated with administration.

In connection with the Private Placement, the Company entered into a Shareholders Agreement, dated July 2, 2018, with the Investors (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, until the Sunset Date (as defined in the Shareholders Agreement), (i) the Investors agree to vote their shares affirmatively in favor of all of the director designees nominated to serve on the Board of Directors, (ii) the Investors agree to transfer restrictions with respect to their shares and a standstill provision, which, among other things, bars each Investor and its affiliates from acquiring in excess of ten (10%) percent of the Shares, making announcements regarding extraordinary transactions, or otherwise taking actions to cause a change of control of the Company to occur, and (iii) the Lead Investor has the right to designate one individual to serve on the Board of Directors (the “Investor Designee”). The Company agreed to increase the size of the Board of Directors from five to six directors and, subject to the qualifications and procedures set forth in the Shareholders Agreement, to cause the Investor Designee to be appointed to the Board of Directors.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated July 2, 2018, with the Investors (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, and subject to the applicable provisions of that agreement (capitalized terms used in this paragraph and not otherwise defined herein have the meanings defined in the Registration Rights Agreement), the Company shall use its reasonable best efforts to prepare, file and cause to be declared effective by the U.S. Securities and Exchange Commission (the “SEC”), (x) within 30 days following the expiration of the Restricted Period, a Registration Statement in the form of a Short-Form Registration, if the Company is then eligible for the same, or (y) within 60 days following the expiration of the Restricted Period, a Registration Statement in the form of a Long-Form Registration, if the Company is not then eligible for a Short-Form Registration, covering the sale or distribution of the Registrable Securities.

The foregoing descriptions of the material terms of the Purchase Agreement, the Shareholders Agreement, the Promissory Notes, the Equity Commitment Letter and the Registration Rights Agreement (collectively, and together with any other documents contemplated thereby or necessary or appropriate in connection therewith, the “Transaction Documents”) are qualified in their entirety by reference to the full texts of the Purchase Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Promissory Notes and the Equity Commitment Letter, which are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 to this Current Report on Form 6-K and incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties to the Purchase Agreement and Registration Rights Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Registration Rights Agreement and not to provide investors with any other factual information regarding the Company or its business, and they should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

In connection with the Private Placement, the Company issued a press release. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 6-K, the contents of which are incorporated herein by reference.

Increase in Number of Directors and Appointment of Investor Designee

Pursuant to the Company’s obligations under the Purchase Agreement and the Shareholders Agreement, on July 2, 2018, the Board of Directors adopted resolutions to: (i) increase the size of the Board of Directors by one director and (ii) appoint Shan Fu, the individual designated by the Lead Investor to be the Investor Designee, to fill the vacancy created by the increase in the number of directors constituting the entire Board of Directors. Mr. Fu shall serve until his successor has been duly elected and qualified or unless he resigns, is removed or is otherwise disqualified from serving in such position. Mr. Shan Fu has been Managing Partner at Vivo Capital since 2013.  Prior to joining Vivo, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone’s Beijing Office.  Additionally, Mr. Fu’s qualifications include experience in the Department of Foreign Investment in China’s National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council.

Director Confidentiality Agreement

Each of the directors, including Mr. Fu, entered into a Director Confidentiality Agreement with the Company to protect the Company’s confidential information.

A form of the Director Confidentiality Agreement is attached hereto as Exhibit 99.8 and incorporated herein by reference.

Rights Plan Amendment

In connection with the Private Placement, on July 2, 2018, the Board of Directors determined that it was in the best interests of the Company, and that it would contribute to the preservation of the Company’s long-term value for its shareholders to amend the Rights Agreement, dated as of March 28, 2016, as amended on March 24, 2017, June 26, 2017 and March 6, 2018 (such agreement, as amended, the “Rights Agreement”), between the Company and Pacific Stock Transfer Company, as rights agent (the “Rights Agent”).

Immediately prior to the execution of the Purchase Agreement and completion of the Private Placement, the Company entered into a fourth amendment to the Rights Agreement with the Rights Agent (the “Fourth Rights Agreement Amendment”), which provides, among other things, that:

(i) the Investors, their direct and indirect shareholders and their respective Affiliates and Associates (as defined in the Rights Agreement) will be exempt from the Rights Agreement to the extent that their beneficial ownership of any common shares of the Company pursuant to or arising out of the execution of the Purchase Agreement or the Transaction Documents, or the consummation of the Private Placement or any of the other transactions contemplated thereby, which shall include any subsequent acquisition of any common shares up to the Maximum Ownership Percentage (as defined in the Shareholders Agreement); and

(ii) none of the execution, delivery or performance of the Purchase Agreement or the Transaction Documents, or the consummation of the Private Placement or any of the transactions contemplated thereby, will permit the Rights (as defined in the Rights Agreement) to be exercised.

The Fourth Rights Agreement Amendment is attached hereto as Exhibit 99.9 and incorporated herein by reference. A copy of the Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on March 29, 2016 (incorporated herein by reference), a copy of the first amendment to the Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on March 24, 2017 (incorporated herein by reference), a copy of the second amendment to the Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on June 26, 2017 (incorporated herein by reference), and a copy of the third amendment to the Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on March 6, 2018 (incorporated herein by reference). The foregoing descriptions of the Rights Agreement and the Fourth Rights Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Rights Agreement and the Fourth Rights Agreement Amendment.

Incorporation by Reference

The summary of the Fourth Rights Agreement Amendment above and Exhibit 99.9 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the SEC on September 10, 2009 (File No. 333-161827) and Form S-8 filed with the SEC on September 4, 2013 (File No. 333-190980).

[Signature Page to Follow]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: July 3, 2018

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.2 – Securities Purchase Agreement

Exhibit 99.3 – Registration Rights Agreement

Exhibit 99.4 – Shareholders Agreement

Exhibit 99.5 – Lead Investor Promissory Note

Exhibit 99.6 – Co-Investor Promissory Note

Exhibit 99.7 – Equity Commitment Letter

Exhibit 99.8 – Form of Director Confidentiality Agreement

Exhibit 99.9 – Fourth Rights Agreement Amendment